Mail Stop 3561

June 5, 2006

Richard D. Dole
Chief Executive Officer
Petrosearch Energy Corporation
675 Bering Drive, Suite 200
Houston, TX 77057

      Re: **Petrosearch Energy Corporation**
                  Post-Effective Amendment No. 1 to Registration Statement on
                  Form SB-2
                  Filed May 24, 2006
                  File No. 333-125539

                  Form 10-KSB for Fiscal Year Ended December 31, 2005
                  Filed April 3, 2006
                  File No. 0-51488

                  Form 10-QSB for Fiscal Quarter Ended March 31, 2006
                  Filed May 12, 2006
                  File No. 0-51488

Dear Mr. Dole:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Controls and Procedures, page 28

1. We note your disclosure that there were "[n]o significant changes in [y]our internal controls…." Your disclosure does not appear to specifically address Item 308(c) of Regulation S-B. Accordingly, please revise to disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Exhibits 31.1 and 31.2

2. Please revise the 302 certifications as the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B is required. For example, the term "Petrosearch Energy Corporation" should be replaced with "small business issuer."

Form 10-QSB for Fiscal Quarter Ended March 31, 2006

Controls and Procedures

3. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective in "[t]imely alerting management to material information relating to us required to be included in our periodic SEC filings." As you have included a portion of the definition of disclosure controls and procedures with your effectiveness conclusion, you must include the entire and accurate definition. Please revise to disclose, if true, that your disclosure controls and procedures are effective to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). We note that you have included the full definition of disclosure controls and procedures in the second paragraph of this section; however, this definition is not linked to your officers' effectiveness conclusion, and therefore, does not expand the limited effectiveness conclusion in the first paragraph. Please revise accordingly.

Exhibits 31.1 and 31.2

4. As noted in above, the exact wording of the certification provided in Item
    601(b)(31) of Regulation S-B is required. For example, other than in the first
    paragraph, you should use "report" instead of "quarterly report." Also, you
    inappropriately use the term "registrant" instead of "small business issuer."
    Further, paragraphs 4, 5 and 6 do not track the wording in Item 601(b)(31) of
    Regulation S-B. Please revise the 302 certifications accordingly.

******

As appropriate, please amend your Forms 10-KSB and 10-QSB in response to
these comments. You may wish to provide us with marked copies of the amendments to
expedite our review. Please furnish a cover letter with your amendments that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filings;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert D. Axelrod, Esq.
        Fax: (713) 861-2622